

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2022

Greg Duncan
Chief Executive Officer
Virios Therapeutics, Inc.
44 Milton Avenue
Alpharetta, GA 30009

 Re: Virios Therapeutics, Inc.
 Registration Statement on Form S-3
 Filed March 18, 2022
 File No. 333-263700

Dear Mr. Duncan:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Margaret Schwartz at 202-551-7153 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: Darrick M. Mix, Esq.